UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of November, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                    Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

This Amendment No. 1 on Form 6-K/A (“Amendment No. 1”) to the Form 6-K of CEMEX, S.A.B. de C.V. (“CEMEX”), which was furnished to the U.S. Securities and Exchange Commission on October 23, 2013 (the “Original Form 6-K”), corrects certain typographical errors in the Original Form 6-K. The Original Form 6-K is amended solely as follows:

(a)
on page 5 of the third quarter 2013 results for CEMEX Latam Holdings, S.A. (“CLH”), an indirect subsidiary of CEMEX, which was furnished as Exhibit No. 2 to the Original Form 6-K, the percentages on line items “Interest rate—Fixed” and “Interest rate—Variable” under third quarter 2012 are revised from 0% and 100% to 90% and 10%, respectively;

(b)
on page 18 of the presentation regarding third quarter 2013 results for CLH, which was furnished as Exhibit No. 3 to the Original Form 6-K, the percentages on line items “Interest rate—Fixed” and “Interest rate—Variable” under third quarter 2012 are revised from 0% and 100% to 90% and 10%, respectively; and

(c)
on page 7 of the third quarter 2013 results for CLH, which was furnished as Exhibit No. 2 to the Original Form 6-K, in the income statement in millions of Colombian pesos in nominal terms, the percentages indicating the variations in Operating EBITDA for January 2013 to September 2013 versus the same period in 2012 on a pro forma basis and for the third quarter 2013 compared to the third quarter 2012 on a pro forma basis are revised from 9% and 9% to 21% and 32%, respectively.

Other than the foregoing corrections, no changes have been made to the Original Form 6-K, and this Amendment No. 1 does not reflect events occurring after the submission of the Original Form 6-K. CEMEX does not intend to revise, update, amend or restate the information presented in any other items of the Original Form 6-K or reflect any events that have occurred after the submission of the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	November 25, 2013	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller